PARRAS CONE DE MEXICO, S.A. DE C.V.
                              Financial Statements
                           December 31, 2002 and 2001
                   (With Independent Auditors' Report Thereon)

                       PARRAS CONE DE MEXICO, S.A. DE C.V.
                              Financial Statements
                           December 31, 2002 and 2001



                                Table of Contents

                                                                           Page

Independent Auditors' Report                                                1

Balance Sheets                                                              2

Statements of Income                                                        3

Statements of Stockholders' Equity and Comprehensive income                 4

Statements of Cash Flows                                                    5

Notes to Financial Statements                                              6-18

                          Independent Auditors' Report


The Board of Directors and Stockholders
Parras Cone de Mexico, S.A. de C.V.:

We have audited the accompanying balance sheets of Parras Cone de Mexico, S.A. de C.V. as of December 31, 2002 and 2001, and the related statement of income, stockholders' equity and comprehensive income and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The accompanying financial statements as of December 31, 2000, were audited by other auditors whose report thereon dated March 15, 2001, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Parras Cone de Mexico, S.A. de C.V. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.




                                        KPMG Cardenas Dosal, S.C.



                                        /s/ Jose Luis Hernandez Garcia
                                        Jose Luis Hernandez Garcia


January 31, 2003

                                        PARRAS CONE DE MEXICO, S. A. DE C. V.
                                                    Balance Sheets
                                              December 31, 2002 and 2001
                                             (In thousands of US Dollars)

                         Assets                                               2002                2001
Current assets:
    Cash and cash equivalents                                       $            9,681   $            3,371
                                                                     -----------------    -----------------
    Accounts receivable:
      Related parties (note 3)                                                   8,910                8,960
      Recoverable taxes                                                          5,811                4,187
      Other receivables                                                            813                  625
                                                                     -----------------    -----------------

                 Total accounts receivable                                      15,534               13,772
                                                                     -----------------    -----------------

    Inventories (note 4)                                                         8,345                9,876
    Prepaid expenses                                                                78                   49
                                                                     -----------------    -----------------

                 Total current assets                                           33,638               27,068
                                                                     -----------------    -----------------

Notes receivable                                                                   154                  130
Property, plant and equipment, net (note 6)                                     75,570               80,200
Deferred income taxes (note 8)                                                   1,814                2,642
                                                                     -----------------    ----------------

                 Total assets                                       $          111,176   $          110,040
                                                                     =================    =================

                       Liabilities and Stockholders' Equity

Current liabilities:
    Notes payable to bank                                           $            1,170   $                -
    Current installments of long-term debt (note 7)                             16,085                5,510
    Interest payable                                                                86                  344
    Trade accounts and accrued expenses payable                                  9,577                3,009
    Compania Industrial de Parras, S.A. de C.V.                                      -                  288
    Deferred income taxes (note 8)                                               2,675                3,175
    Deferred employee statutory profit sharing (note 8)                            787                  907
                                                                     -----------------    -----------------

                 Total current liabilities                                      30,380               13,233
                                                                     -----------------    -----------------

Long-term debt, excluding current installments (note 7)                              -               22,420
Seniority premiums (note 10)                                                        65                   66
Deferred employee statutory profit sharing (note 8)                                952                  935
                                                                     -----------------    -----------------

                 Total liabilities                                              31,397               36,654
                                                                     -----------------    -----------------

Stockholders' equity (note 9):
     Common stock, $0.17345 par value, authorized 337,831,566 shares,
         issued and outstanding                                                 58,597               58,597
     Retained earnings                                                          20,838               14,789
     Accumulated other comprehensive income                                        344                    -
                                                                     -----------------    -----------------

                 Total stockholders' equity                                     79,779               73,386

Commitment and contingencies (note 11)
                                                                     -----------------    -----------------

                 Total liabilities and stockholders' equity         $          111,176   $          110,040
                                                                     =================    =================

See accompanying notes to financial statements.

                                        PARRAS CONE DE MEXICO, S. A. DE C. V.
                                                Statements of Income
                                    Years ended December 31, 2002, 2001 and 2000
                                            (In thousands of US Dollars)

                                                                       2002                  2001                2000
                                                                       ----                  ----                ----
Net sales                                                    $           63,960     $          58,469    $         71,097
Cost of goods sold                                                       48,987                50,462              54,778
                                                              ------------------     -----------------    ----------------

                 Gross profit                                            14,973                 8,007              16,319

Operating expenses                                                        5,486                 5,732               6,521
                                                              ------------------     -----------------    ----------------

                 Operating income                                         9,487                 2,275               9,798
                                                              ------------------     -----------------    ----------------

Other income (expense):
    Interest income                                                          70                    72                  83
    Interest expense                                                     (1,561)               (2,281)             (2,647)
    Foreign currency exchange gain (loss), net                             (668)                  163                (159)
    Other, net                                                               24                  (309)                116
                                                              ------------------     -----------------    ----------------
                 Other expense, net                                      (2,135)               (2,355)             (2,607)
                                                              ------------------     -----------------    ----------------
                                                                          7,352
                 Income (loss) before income taxes                                                (80)              7,191

Income tax (expense) benefit (note 8)                                    (1,303)                  939              (1,404)
                                                              ------------------     -----------------    ----------------

                 Net income
                                                             $            6,049     $             859    $          5,787
                                                              ==================     =================    ================



See accompanying notes to financial statements.

                                 PARRAS CONE DE MEXICO, S.A. DE C.V.
                     Statements of Stockholders' Equity and Comprehensive Income
                             Years ended December 31, 2002, 2001 and 2000
                                       (Thousands of US Dollars)

                                                                                         Accumulated
                                                                                            other                   Total
                                                    Common            Retained          comprehensive           stockholders'
                                                     stock            earnings              income                 equity
                                                 ---------------   ---------------    ------------------    ------------------

Balances at December 31, 1999                   $      58,597     $       8,143      $              -      $        66,740

Net income                                                  -             5,787                     -                5,787
                                                 ---------------   ---------------    ------------------    ------------------

Balances at December 31, 2000                          58,597            13,930                     -               72,527

Net income                                                  -               859                     -                  859
                                                 ---------------   ---------------    ------------------    ------------------

Balances at December 31, 2001                          58,597            14,789                     -               73,386

     Net income                                             -             6,049                     -                6,049

     Hedging transactions, net of
        deferred tax of $269                                -                 -                   344                  344
                                                 ---------------   ---------------    ------------------    ------------------

Comprehensive income                                        -             6,049                   344                6,393
                                                 ---------------   ---------------    ------------------    ------------------

Balances at December 31, 2002                   $      58,597     $      20,838      $            344      $        79,779
                                                 ===============   ===============    ==================    ==================



ee accompanying notes to financial statements.

                                       PARRAS CONE DE MEXICO, S. A. DE C. V.
                                              Statements of Cash Flows
                                    Years ended December 31, 2002, 2001 and 2000
                                             (Thousands of US Dollars)

                                                                             2002               2001              2000
                                                                             ----               ----              ----
Cash flows from operating activities:
    Net income                                                     $          6,049     $          859     $       5,787
    Adjustments to reconcile net income to net cash provided by operating activities:
           Depreciation                                                       7,116              7,130             7,027
           Deferred income taxes                                              1,303               (939)            1,404
           Deferred profit sharing                                             (164)               188               (10)
           Increase in accounts receivable                                   (1,762)               (63)             (350)
           Decrease (increase) in inventories                                 1,531             (1,567)            1,952
           (Increase) decrease in prepaid expenses                              (29)               164                (2)
           Increase (decrease) in accounts and accrued
              expenses payable                                                6,280             (2,248)            2,521
           Decrease in interest payable                                        (258)              (186)             (666)
           Other                                                               (579)            (1,144)           (1,154)
                                                                    ----------------     --------------     -------------

                Net cash provided by operating activities                    19,487              2,194            16,509
                                                                    ----------------     --------------     -------------


Cash flows from investing activities:
    Acquisitions of property, plant and equipment                            (2,486)            (4,183)           (2,504)
                                                                    ----------------     --------------     -------------

                Net cash used in investing activities                        (2,486)            (4,183)           (2,504)
                                                                    ----------------     --------------     -------------

Cash flows from financing activities:
    (Payments on) proceeds from long-term debt                              (11,845)             7,880           (11,155)
    Proceeds from (payments on) notes payables to bank                        1,170             (4,000)           (3,000)
                                                                    ----------------     --------------     -------------

                Net cash (used in) provided by financing
                    activities                                              (10,675)             3,880           (14,155)
                                                                    ----------------     --------------     -------------

Effect of exchange rate changes on cash and cash equivalents
                                                                                (16)                59               (12)
                                                                    ----------------     --------------     -------------

                Net increase (decrease) in cash and cash
                    equivalents                                               6,310              1,950              (162)

Cash and cash equivalents at the beginning of year                            3,371              1,421             1,583
                                                                    ----------------     --------------     -------------

Cash and cash equivalents at the end of year                       $          9,681     $        3,371     $       1,421
                                                                    ================     ==============     =============

Supplemental disclosures:

      Interest paid                                                $          1,819     $        2,467     $       3,285
                                                                    ================     ==============     =============



See accompanying notes to financial statements.

                       PARRAS CONE DE MEXICO, S.A. DE C.V.
                          Notes to Financial Statements
                            (In thousands US Dollars)




(1)  Summary of Significant Accounting Policies and Practices -

     (a)  Description of business-

          Parras Cone de Mexico, S.A. de C.V. is a Mexican company established as a 50/50 joint venture between Compania Industrial de Parras, S.A. de C.V. (CIPSA) and Cone Mills (Mexico), S.A. de C.V., which is a wholly-owned subsidiary of Cone Mills Corporation. The Company is engaged in the production of denim for sale in Mexico and the United States of America.

          The joint venture has entered into agreements which require that substantially all manufactured products be sold to the joint venture partners or other related parties.


     (b)  Cash equivalents -

          Cash equivalents consists of overnight repurchase agreements and certificates of deposit with an initial term of less than three months. For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

     (c)  Inventories -

          Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

     (d)  Derivative instruments and hedging activities -

          The Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities". This Statement amended the accounting and reporting standards of Statement No. 133 for certain derivative instruments and certain hedging activities. SFAS No. 133 established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. This Statements also established criteria for designation and effectiveness of hedging relationships. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative are either offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value is immediately recognized in earnings.

                       PARRAS CONE DE MEXICO, S.A. DE C.V.
                          Notes to Financial Statements
                            (In thousands US Dollars)


          The Company accounts for derivatives under SFAS 133 and SFAS 138, and considers its cotton derivatives to be cash flow hedges of anticipated future transactions. The effective portion of derivative gains and losses for these hedges is initially reported as a component of other comprehensive income (outside results of operations) and subsequently reclassified into cost of goods sold when the forecasted transactions being hedged impacts results of operations.

     (e)  Property, plant and equipment -

          Property, plant and equipment are stated at cost. Depreciation on plant and equipment is calculated on the straight-line method, over the estimated useful lives of the assets. Repairs and maintenance costs are expensed as incurred.

     (f)  Income taxes -

          Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     (g) Transactions in foreign currency, exchange fluctuations and foreign currency -

          The Company maintains its official accounting records and prepares its financial statements for statutory purposes in Mexican pesos using generally accepted accounting principles in Mexico (Mexican GAAP). The accompanying financial statements have been prepared in thousands of US dollars ($), in conformity with accounting principles generally accepted in the United States of America (US GAAP), which differ from Mexican GAAP.

          The US dollar is the functional currency for the Company. Inventories, property, plant and equipment and stockholders' equity are remeasured at the historical exchange rate. Monetary assets and liabilities are translated at exchange rates in effect at the end of the year. Revenues and expenses are translated at the average exchange rates in effect during the reporting period. Translation adjustments are recorded as transaction gain or loss in the accompanying statement of income.

                       PARRAS CONE DE MEXICO, S.A. DE C.V.
                          Notes to Financial Statements
                            (In thousands US Dollars)


     (h)  Seniority premiums -

          Substantially all employees in Mexico are entitled to seniority premium rights payable. Accumulated seniority premium rights have been recognized in the financial statements on the basis of the present value of the future benefits based on actuarial estimations (note 10).

          Compensation for labor termination is recognized as an expense in the year in which the termination plan is made.

     (i)  Use of estimates -

          Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles in the United States of America. Actual results could differ significantly from those estimates.

     (j) Impairment of long-lived assets and long-lived assets to be disposed of -

          Long-lived assets, such as property, plant and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell, and depreciation ceases.

     (k)  Revenue recognition and business concentrations -

          The Company recognizes revenues from sales when products are shipped and the customer takes ownership and assumes the risk of loss. The Company provides for sales commissions, and discounts at the time the related revenue is recognized. These provisions are deducted from sales.

          As of December 31, 2002, the Company has a contract with the shareholders, which stipulates that all sales will be made to Cone Mills Corporation, which has a direct contract with clients in foreign markets to sell these products. The Company makes direct billing to some of the clients of Cone Mills Corporation. Nevertheless, Cone Mills Corporation maintains the rights and obligations with the clients, assuming the risk of loss in the event that the client defaults on its obligations.

                       PARRAS CONE DE MEXICO, S.A. DE C.V.
                          Notes to Financial Statements
                            (In thousands US Dollars)


     (l)  Commitments and Contingencies -

          Liabilities for loss contingencies, including environmental remediation costs, arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. Recoveries for environmental remediation costs from third parties, which are probable of realization, are separately recorded, and are not offset against the related environmental liability in accordance with Financial Accounting Standards Board Interpretation No. 39 "Offsetting of Amount Related to Certain Contracts".

     (m)  Recently issued accounting standards -

          In June 2001,  the FASB  issued  SFAS No.  143,  Accounting  for Asset
          Retirement Obligations (SFAS No. 143). SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The Company also records a corresponding asset which is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company is required to adopt SFAS No. 143 on January 1, 2003.

          In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment of Disposal of Long-Lived Assets". SFAS No. 144 amends existing guidance on asset impairment and provides a single accounting model for long-lived assets to be disposed of. SFAS No. 144 also changes the criteria for classifying an asset as held-for-sale; and broadens the scope of businesses to be disposed of that qualify for reporting as discontinued operations and changes the timing of recognizing losses on such operations. The Company adopted SFAS No. 144 on January 1, 2002. The adoption of SFAS No. 144 did not effect the Company's financial statements.

(2)  Foreign currency exposure -

     Net assets denominated in thousands of Mexican pesos as of December 31, 2002 and 2001, were $58,304 and $14,489 respectively. The exchange rate of the Mexican peso to the US dollar at December 31, 2002 and 2001, was 0.0958 and 0.1093 pesos, respectively. The exchange rate at January 31, 2003, date of the auditor's report is 0.0910 pesos per U.S. dollar.

                        PARRAS CONE DE MEXICO, S.A. DE C.V.
                           Notes to Financial Statements
                             (In thousands US Dollars)


(3)  Related parties -

     As mentioned in note 1, the joint venture transacts significant volumes of business with related entities and is economically dependent on these entities.

     The joint venture sells products to affiliated companies through common ownership. Prices of goods sold to affiliated companies and services provided by the joint venture partners are determined by management of the joint venture and its affiliates based on market prices. Changes in such prices, rates, or methods may significantly affect the results of operations of the joint venture and their comparability from year to year.

     The transactions carried out for the years ended December 31, 2002 and 2001, with related parties are, as follows:


                                                    2001               2002
                                                    ----               ----
           Sales                                 $   63,960        $    58,469
           Fixed assets purchases                         -              3,222
           Management services                        2,000              2,000
           Operation expenses                            31                157
                                                  ==========        ===========


     At December 31, 2002 and 2001, the accounts receivable and payable, with related parties are as follows:

                                                    2002               2001
                                                    ----               ----
       Accounts receivable:
           Cone Mills Corporation                $    9,530        $     9,100
           Fabrica la Estrella, S.A. de C.V.            109                346
           Cone Mills (Mexico), S.A. de C.V.             12                 16
           Cone Tamaulipas, S. de R.L. de C.V.            1                  9
                                                  ----------        -----------
                      Total accounts receivable       9,652              9,471

       Accounts payable to Cone Mills Corporation       742                511
                                                  ----------        -----------

                      Net accounts receivable    $    8,910        $     8,960
                                                  ==========        ===========

                       PARRAS CONE DE MEXICO, S.A. DE C.V.
                          Notes to Financial Statements
                            (In thousands US Dollars)


(4)  Inventories -

     At December 31, 2002 and 2001, inventories are summarized as follows:

                                                    2002                2001
                                                    ----                ----

           Finished goods                        $  3,909          $    4,871
           Raw material                             1,916               1,929
           Work in process                          1,352               1,804
           Other                                    1,120               1,136
           Advances for cotton purchases               48                 136
                                                  --------          ----------
                                                 $  8,345          $    9,876
                                                  ========          ==========

(5)  Derivative instruments and hedging activities -

     The Company utilizes derivative financial instruments to manage risks associated with changes in cotton prices. Cotton is the primary raw material for Company's fabric manufacturing operations. The Company has an established cotton purchasing program, administered in conformance with policies approved by the Board of Directors, to ensure an uninterrupted supply of appropriate quality and quantities of cotton, to cover committed and anticipated fabric sales and to manage margin risks associated with price fluctuations on anticipated cotton purchases. The Company uses exchange traded futures purchase and sales contracts. The Company considers its cotton derivatives to be primarily cash flow hedges of anticipated future buyout transactions under SFAS No. 133. The effective portion of derivative gains and losses for hedges is initially reported as a component of other comprehensive income (loss) outside the results of operations and subsequently reclassified into results of operations when the forecasted transactions being hedged affect results of operations. At December 31, 2002, the Company recorded in accumulated other comprehensive income (loss) cotton derivative gains, net of deferred tax benefits, of $344, the operation hedging will be closed in the first quarter of 2003. Gains of $608 were credited to cost of goods sold in 2002.

                       PARRAS CONE DE MEXICO, S.A. DE C.V.
                          Notes to Financial Statements
                            (In thousands US Dollars)


(6)  Property, plant and equipment -

     At December 31, 2002 and 2001, the investment in property, plant and equipment consist of the following:

                                                                                          Useful
                                                        2002              2001            Lives
                                                        ----              ----            -----
           Land                                  $        2,263     $       2,263             -
           Machinery and equipment                       76,728            76,108         10-15
           Buildings                                     35,139            35,139            39
           Furniture and fixtures                        10,337             8,471          3-10
           Spare parts                                      608               608             -
                                                  --------------     -------------
                                                        125,075           122,589

               Less accumulated depreciation             49,505            42,389
                                                  --------------     -------------

                                                 $       75,570     $      80,200
                                                  ==============     =============

     Depreciation expense amounted to $ 7,116 and $ 7,130 in 2002, and 2001, respectively.


(7)  Long-term debt-

     Long-term debt at December 31, 2002 and 2001 consists of the following:

                                                                          2001              2002
                                                                          ----              ----
     Secured  loan  contract  and line of credit in  dollars
     payable with maturity in August 2003,  bearing variable
     interest equivalent to Libor plus a differential of 2.5
     to  6.0   percentage   points  payable  in  semiannual,
     four-monthly and quarterly  installments.  The loan and
     line  of  credit  are  secured  by a first  and  second
     mortgage on the plant.                                        $     16,085     $      27,930

      Less current installments                                          16,085             5,510
                                                                    ------------     -------------

      Long-term debt, excluding current installments               $          -     $      22,420
                                                                    ============     =============

     The weighted average interest rate was 6.91% and 6.21% for the years ended December 31, 2002 and 2001, respectively.

                       PARRAS CONE DE MEXICO, S.A. DE C.V.
                          Notes to Financial Statements
                            (In thousands US Dollars)


     Bank loans contain certain restrictive covenants, the most important of which refer to limitations on dividend payments, compliance with certain financial ratios, comprehensive insurance on pledged assets, commitments not to sell, pledge or dispose of the assets, as well as with respect to acquiring direct or contingent liabilities or any other contractual debts. As of December 31, 2002, the Company was in compliance with all covenants.

(8)  Income taxes-

     In accordance with present tax legislation in Mexico, corporations must pay either Income Tax or Business Assets Tax depending on which amount is greater for their operations in Mexico. Both taxes recognized the effects of inflation. Employees' Statutory Profit Sharing is calculated on a similar basis as Income Tax but without the recognition of the effects of inflation. The inflation rates in Mexico for 2002, 2001 and 2000 were 5.7%, 4.4% and 8.6% respectively. The Company determines its tax results individually.

     Income tax expense attributable to income from continuing operations for the years ended December 31, 2002 and 2001, differed from the amounts computed by applying the income tax rate of 35% to pretax income from continuing operations as a result of the following:

                                                                                     2002               2001
                                                                                     ----               ----
         Computed expected tax expense (benefit)                             $       2,573      $         (28)
         Increase (reduction) in income tax resulting from:
             Adjustment to deferred tax assets and  liabilities  for
                 enacted changes in tax laws and rates                                (252)                 -
              Effects of tax inflation, net                                            161               (781)
              Difference  between  book  and  tax  depreciation  for
                 US GAAP conversion                                                 (1,755)              (854)
             Change in the  beginning-of-the-year  balance of the
                 valuation allowance  for deferred tax assets
                 allocated to income tax expense                                       461              1,177
             Non deductible expenses                                                    75                 23
             Other, net                                                                 40               (476)
                                                                              -------------      -------------

                   Income tax expense (benefit)                              $       1,303      $        (939)
                                                                              =============      =============

     Beginning in 2003, the 35% tax rate will gradually be reduced by 1% annually until it is 32% in 2005.

                       PARRAS CONE DE MEXICO, S.A. DE C.V.
                          Notes to Financial Statements
                            (In thousands US Dollars)


     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2002 and 2001, are presented below:

                                                                              2002                2001
                                                                              ----                ----
           Deferred tax assets:
            Assets tax                                                $       3,265     $         2,082
            Net operating loss and assets tax carryforwards                   3,231               5,009
            Accrued expenses                                                    513                 465
                                                                       -------------     ---------------

                     Total gross deferred tax assets                          7,009               7,556

           Less valuation allowance                                          (1,638)             (1,177)
                                                                       -------------     ---------------

                     Net deferred tax assets                          $       5,371     $         6,379
                                                                       =============     ===============

           Deferred tax liabilities:
            Inventories                                               $      (2,927)    $        (3,623)
            Property, plant and equipment                                    (3,044)             (3,272)
            Prepaid expenses                                                    (53)                (17)
            Other                                                              (208)                  -
                                                                       -------------     ---------------

                     Total gross deferred liabilities                        (6,232)             (6,912)
                                                                       -------------     ---------------

                     Net deferred tax liabilities                     $        (861)    $          (533)
                                                                       =============     ===============

     The deferred  rollforward for the net deferred income tax liability for the year ended December 31, 2002 is presented below:
                                                                              2002                2001
                                                                              ----                ----
         Initial balance of deferred income tax                       $        (533)    $        (2,864)
         Deferred income tax (expenses) benefit                              (1,303)                939
         Change in refundable tax on assets                                   1,183               1,392
         Other comprehensive income                                            (208)                  -
                                                                       -------------     ---------------

                     Ending balance                                   $        (861)    $          (533)
                                                                       =============     ===============

                       PARRAS CONE DE MEXICO, S.A. DE C.V.
                          Notes to Financial Statements
                            (In thousands US Dollars)



     The deferred (benefit) expense related to profit sharing has been recorded in operating expenses. The deferred (benefit) expense for the years ended December 31, 2002, 2001 and 2000 was $(103), $188 and $(10), respectively.

     Total deferred profit sharing assets, and liabilities at December 31, 2002 and 2001 are presented below:

                                                           2002          2001
                                                           ----          ----

     Deferred profit sharing liabilities:
       Inventories                                    $       861   $     1,035
       Property, plant and equipment                          952           935
       Other                                                   77             -
                                                       -----------   -----------
                   Total deferred tax liabilities           1,890         1,970

     Deferred profit sharing assets:
       Accrued liabilities                                    151           128
                                                       -----------   -----------
                   Total deferred tax assets                  151           128
                                                       -----------   -----------
                   Net deferred tax liability         $     1,739   $     1,842
                                                       ===========   ===========

     The valuation allowance for deferred tax assets as of December 31, 2002 and 2001 was $1,638 and $1,177 respectively. The net change in the total valuation allowance for the years ended December 31, 2002 and 2001 was an increase of $461 and $1,177 respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

     Based upon the level of historical taxable income and projections for future taxable income over the periods, in which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2002. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

     The Business Assets Tax Law establishes a 1.8% tax levy on assets, indexed for inflation in the case of inventory, property, plant and equipment after deducting certain liabilities. Business Assets Tax levied in excess of Income Tax for a year may be recovered, indexed for inflation, in any of the succeeding ten years, provided that the Income Tax levied exceeds Business Assets Tax levied in such period.

                       PARRAS CONE DE MEXICO, S.A. DE C.V.
                          Notes to Financial Statements
                            (In thousands US Dollars)


     At December 31, 2002, the Company has net operating loss carryforwards for federal income tax purposes of $9,472, which are available to offset future federal taxable income, if any, through 2011. In addition, the Company has tax carryforwards from business assets tax of approximately $8,911 which are available to reduce future Federal regular income taxes, if any, through 2012.

     At December 31, 2002, tax loss carryforwards and recoverable Tax Asset expire as follows:

                                                   Restated through
                                                  December 31, 2002
                                       ---------------------------------------
                                            Tax loss              Recoverable
          Expiring in                     carryforwards            tax asset
          -----------                     -------------          -------------
              2005                    $         1,759         $             -
              2008                              2,542                      35
              2009                                  -                     367
              2010                                  -                   2,610
              2011                              5,171                   3,014
              2012                                  -                   2,885
                                       ----------------        ---------------

                                      $         9,472         $         8,911
                                       ================        ===============

(9   Stockholders' equity -

     (a)  Structure of capital stock -

          Shares of common stock are represented by 168,915,783 shares Serie "A" may be subscribed, acquired or owned by Mexican investors, and 168,915,783 shares Serie "B" may be subscribed, acquired or owned both Mexican and foreign investors. Each share has a par value of one Mexican peso.

     (b)  Restrictions on stockholders' equity -

          Five percent of net income for the year must be appropriated to the statutory reserve, until it reaches one-fifth of capital stock, at December 31, 2002 the amount is $1,622.

          Retained earnings of $38,362, on which no income taxes have been paid, are subject to income taxes in the event of distribution, at the rate of 34%, payable by the Company; consequently, the stockholders may only receive 66% of such amounts.

          Stockholders' contributions restated as provided for by the tax law aggregate may be refunded to the stockholders' tax-free to the extent that the tax bases of such contributions equal or exceed stockholders' equity.

                       PARRAS CONE DE MEXICO, S.A. DE C.V.
                          Notes to Financial Statements
                            (In thousands US Dollars)



(10) Seniority premiums -

     The following tables set forth information related to the Company's seniority premium obligation at December 31, 2002 and 2001:

                                                          2002            2001
                                                          ----            ----

      Component of net periodic benefit cost
      --------------------------------------
         Service cost                                $      17      $       17
         Interest cost                                       4               4
         Amortization of transition (asset) liability        2               2
                                                      ----------     ----------

         Net periodic benefit cost                   $      23      $       23
                                                      ==========     ==========



      Weighted-average assumptions
      ----------------------------


      Discount rate                                       4.5%            4.5%
                                                      ==========     ==========

      Rate of compensation increase                       1.5%            1.5%
                                                      ==========     ==========

     The following table represents the reconciliation of the present value labor obligations unfunded:

                                                             2002         2001
                                                             ----         ----

      Actuarial present value of benefit obligations      $    74     $     76
      Excess of projected benefit obligations over
         present value of benefit obligations                  12            8
                                                           -------     --------

          Projected benefit obligation                         86           84

      Unrecognized net transition asset                       (11)         (13)
      Changes is assumptions and experience adjustments       (10)          (5)
                                                           -------     --------

          Net liability recognized in the balance sheet   $    65     $     66
                                                           =======     ========

                       PARRAS CONE DE MEXICO, S.A. DE C.V.
                          Notes to Financial Statements
                            (In thousands US Dollars)


(11) Commitment and contingencies -

     At December 31, 2002, the Company had the following commitment and contingencies:

     a) The Company has a non-cancelable operating lease, for equipment used in its operation that have a duration of 6 years. Total rent expense associated with this lease for the years ended December 31, 2002 and 2001, was $198 and $198, respectively.

          Future minimum lease payments under a non-cancelable operating lease as of December 31, 2002 are:

                                                                Operating
             Year ending December 31                              lease
          -----------------------------                      -------------
                   2003                                      $     198
                   2004                                            198
                   2005                                            198
                                                             -------------
             Total minimum lease payments                    $     594
                                                             =============

          The lease is for an initial six-year term expiring in 2005 with an annual renewal thereafter. It has been classified as an operating lease and is included in the data presented above.

     b) The Company is involved in a number of lawsuits and claims arising in the normal course of business. It is expected that the final outcome of these matters will not have significant adverse effects on the Company's financial position and results of operations.

     c) The five-year period prior to the most recent income tax return filed is open to governmental tax examination.

     d) According to the Income Tax Law, companies carrying out transactions with related parties, are subject to certain requirements as to the determination of prices, since such prices must be similar to those that would be used in arm's-length transactions.

          Should the tax authorities examine the transactions and reject the related-party prices, they could assess additional taxes plus the related adjustment and interest, in addition to penalties of up to 100% of the omitted taxes.

     e) There is a contingency with respect to personnel termination costs mentioned in note 1 (h).

     f) To ensure the supply of the cotton main raw material, and its cost, the Company has purchase agreements with the intermediation of Cone Mills Corporation. The contracts stipulate purchase commitments of volumes, appropriate quality and predetermined delivery dates by common agreement. As of December 31, 2002, the Company has purchase commitments of cotton for volumes of 42,095,000 pounds.